UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2014

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. (“Oi” or the “Company”), in accordance with the provisions of article 12 of CVM Instruction No. 358/02, discloses that, on this date, it received correspondence from BlackRock, Inc. with the following information:

“OI S.A. – Disclosure of Acquisition of Material Share Holding

Dear Sirs,

1.	The undersigned, BlackRock, Inc. (“BlackRock”), in the name of some of its clients, in its role as investment manager, discloses that it has acquired preferred shares issued by OI S.A. (“OI”), such that, on March 5, 2014, it held an aggregate of 50,266,518 preferred shares and 15,905,118 American Depositary Receipts equivalent to preferred shares (“ADRs”), representing approximately 5.52% of the preferred shares issued by OI.

2.	Pursuant to the provisions of Article 12 of Instruction No. 358 of the Brazilian Securities Commission (Comissão de Valores Mobiliários) (“CVM”), dated January 3, 2002, as amended, BlackRock, through this notice, requests that the Investor Relations Officer of OI disclose the following information to CVM and to other relevant bodies:

(i)	BlackRock’s registered headquarters are located at 40 East 52nd Street, New York, New York 10022-5911, United States of America;

(ii)	BlackRock holds an aggregate equity interest of 50,266,518 preferred shares and 15,905,118 ADRs representing preferred shares, as disclosed in item 1 above

(iii)	the purpose of the equity interest described above is strictly for investment, and not to alter OI’s control or management structures;

(iv)	BlackRock does not hold any debentures convertible into shares issued by OI; and

(v)	BlackRock has not entered into any contracts or agreements that regulate the exercise of voting rights or the purchase and sale of securities issued by OI.

We remain available for any clarifications or additional comments deemed necessary relating to this matter.

Sincerely,

BlackRock, Inc.

Renata Cardoso”

Rio de Janeiro, March 10, 2014

Bayard De Paoli Gontijo

Chief Financial Officer and Investor Relations Officer

Oi S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2014

OI S.A.

By:	/s/ Bayard De Paoli Gontijo
Name:	Bayard De Paoli Gontijo
Title:	Chief Financial Officer